HAWKEYE
GOLD CORPORATION

Canada's Diamond Company™

(Unaudited – Prepared by Management)
Consolidated Financial Statements and Notes
For the First Quarter Ended August 31, 2002 and
Schedule B (Supplementary Information) and
Schedule C (Management Discussion and Analysis)

HAWKEYE
GOLD CORPORATION

October 23, 2002

British Columbia Securities Commission
701 West Georgia Street, 9th Floor
Vancouver, British Columbia, Canada
V7Y 1L2

Attention: British Columbia Securities Commission

To whom it may concern:

RE: HAWKEYE GOLD INTERNATIONAL INC. (the "Company")
- August 31, 2002 Quarterly Report -

Please accept this letter as confirmation that the Company's August 31, 2002 Quarterly Report has been mailed to the Issuer's shareholders of record on its supplemental mailing list and that the following documents were included in the mailing:

A] BC FORM 51-901F;

B] The Company's August 31, 2002 (Unaudited – Prepared by Management) Consolidated Financial Statements including the Notes to the Consolidated Financial Statements;

C] Schedule B (Supplementary Information); and

D] Schedule C (Management Discussion and Analysis).

If you have any questions feel free to contact the undersigned.

Thank you.

Sincerely,

HAWKEYE GOLD INTERNATIONAL INC.
Per:

President & CEO

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www.hawkeyegold.com

TSX VENTURE EXCHANGE - HGO

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

BCSC British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
HAWKEYE GOLD INTERNATIONAL INC.	2002 / 08 / 31	2002	10	23

ISSUER ADDRESS					
SUITE 2701 – 1188 QUEBEC STREET					
CITY	PROVINCE		POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BRITISH COLUMBIA	CANADA	V 6 A 4 B 3	(604) 688-3402	(604) 878-1339
CONTACT NAME			CONTACT POSITION		CONTACT TELEPHONE NO.
GREG NEELD			PRESIDENT		(604) 878-1339
CONTACT EMAIL ADDRESS			WEB SITE ADDRESS		
greg@hawkeyegold.com			www.hawkeyegold.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
► [signature]	GREG NEELD	2002	10	23
► [signature]	MAUREEN KEREMIDSCHIEFF	2002	10	23

HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE A: Financial Statements

ISSUER DETAILS

For the First Quarter Ended:	August 31, 2002
Date of the Report:	October 23, 2002
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The one attached **"SCHEDULE "A" – Financial Statements"** required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: "Greg Neeld" **Date Signed:** October 23, 2002

Directors Name: "Maureen Keremidschieff" **Date Signed:** October 23, 2002

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Financial Statements

August 31, 2002

(Unaudited – Prepared by Management)

Index

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Balance Sheet
(Unaudited - Prepared by Management)

	August 31, 2002	May 31, 2002
ASSETS		
Current		
Cash	$ -	$ 78,472
Restricted cash (note 5)	75,639	125,656
Accounts receivable	14,707	12,155
Prepaid expenses and deposits (note 6)	58,598	57,223
	148,944	273,506
Capital assets (note 7)	6,976	4,976
Exploration advances (note 8)	300,000	250,000
Mineral property interests (note 9)	625,300	625,300
	$ 1,081,220	$ 1,153,782
LIABILITIES		
Current		
Bank indebtedness	$ 4,089	$ -
Accounts payable and accrued liabilities	210,492	201,339
	214,581	201,339
SHAREHOLDERS' EQUITY		
Share capital (note 10)	5,914,702	5,914,702
Deficit	(5,048,063)	(4,962,259)
	866,639	952,443
	$ 1,081,220	$ 1,153,782

Future operations (note 2)
Subsequent event (note 15)

Approved by the Directors:

Greg Neeld

Maureen Keremidschieff

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Loss and Deficit
(Unaudited – Prepared by Management)

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001
Expenses		
Advertising	$ 720	$ -
Automobile	3,290	1,061
Bank charges and interest	1,250	1,989
Commissions	-	300
Consulting fees	9,050	-
Donations	1,340	1,870
Entertainment and promotion	5,755	2,148
Equipment rental	682	-
Filing and regulatory fees	1,000	3,154
Insurance	898	1,342
Office and miscellaneous	5,522	3,075
Professional fees	13,643	2,152
Public relations	2,993	2,380
Rent	4,561	4,390
Telecommunications	4,294	4,412
Transfer agent	3,086	1,140
Travel and convention	-	830
Wages and benefits	27,720	26,453
	85,804	56,696
Loss for the period	(85,804)	(56,696)
Deficit, beginning of period	(4,962,259)	(4,683,811)
Deficit, end of period	$ (5,048,063)	$ (4,740,507)
Loss per share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	13,850,209	6,133,424

HAWKEYE GOLD INTERNATIONAL INC.

Consolidated Statement of Cash Flows
(Unaudited – Prepared by Management)

	Three Months Ended August 31, 2002	Three Months Ended August 31, 2001
Cash flows from (used in) operating activities		
Loss for the period	$ (85,804)	$ (56,696)
Changes in non-cash working capital:		
Increase in accounts receivable	(2,552)	(4,363)
Increase in prepaid expenses and deposits	(1,375)	-
Increase (decrease) in accounts payable and accrued liabilities	9,153	(7,402)
	(80,578)	(68,461)
Cash flows used in investing activities		
Purchase of capital assets	(2,000)	-
Exploration advances	(50,000)	-
Deferred exploration expenditures incurred	-	(44,105)
	(52,000)	(44,105)
Cash flows used in financing activities		
Proceeds from share issuances	-	114,001
Proceeds from share subscriptions	-	31,500
	-	145,501
Increase (decrease) in cash	(132,578)	32,935
Cash (deficiency), beginning of period	204,128	(14,462)
Cash, end of period	$ 71,550	$ 18,473
Cash is comprised of:		
Cash (bank indebtedness)	$ (4,089)	$ 18,473
Restricted cash	75,639	-
	$ 71,550	$ 18,473

HAWKEYE GOLD INTERNATIONAL INC.

Schedule 1

Consolidated Schedule of Deferred Resource Property Expenditures
Three Months Ended August 31, 2002
(Unaudited – Prepared by Management)

	CEO	YANKEE	TOTALS
Balances, Beginning of Period *			
Acquisition costs	$ 62,500	$ 47,000	$ 109,500
Exploration expenditures	199,053	316,747	515,800
	261,553	363,747	625,300
Incurred During the Period			
Acquisition costs	-	-	-
Exploration expenditures	-	-	-
Current expenditures	-	-	-
Balances, End of Period			
Acquisition costs	62,500	47,000	109,500
Exploration expenditures	199,053	316,747	515,800
	$ 261,553	$ 363,747	$ 625,300

* *See Schedule 2*

HAWKEYE GOLD INTERNATIONAL INC. **Schedule 2**

Consolidated Schedule of Deferred Resource Property Expenditures
May 31, 2002
(Unaudited - Prepared by Management)

	CEO	YANKEE	TOTALS
Acquisition costs	$ 62,500	$ 47,000	$ 109,500
Accommodation	-	680	680
Airborne, geophysical survey	69,506	34,859	104,365
Air transport	-	64,259	64,259
Assays	525	30,919	31,444
Camp costs	-	15,971	15,971
Claim fees	-	130	130
Communications	-	1,724	1,724
Consulting	5,831	16,646	22,477
Contractors	-	26,016	26,016
Courier	-	6,711	6,711
Data acquisition	-	122	122
Drafting	-	9,778	9,778
Drilling	-	607	607
Equipment rental	-	509	509
Expediting	-	236	236
Filing	-	1,958	1,958
Food	-	1,380	1,380
Fuel costs	-	3,900	3,900
Geological mapping, prospecting	118,014	48,732	166,746
Land use fees	253	-	253
Management fees	-	26,324	26,324
Map and report costs	3,485	6,297	9,782
Mobilization / demobilization	-	1,666	1,666
Office and rent	233	-	233
Other expenses	-	1,003	1,003
Salaries and benefits	-	7,356	7,356
Supplies	-	2,889	2,889
Travel	1,206	5,960	7,166
Vehicle	-	115	115
Exploration expenditures	199,053	316,747	515,800
Totals	$ 261,553	$ 363,747	$ 625,300

HAWKEYE GOLD INTERNATIONAL INC.

Notes to Consolidated Financial Statements
August 31, 2002
(Unaudited – Prepared by Management)

1. Consolidated Interim Financial Statements

These consolidated interim financial statements have been prepared using the same accounting policies as the most recent consolidated annual financial statements of the Company. These consolidated interim financial statements do not include all disclosures normally provided in the consolidated annual financial statements and should be read in conjunction with the Company's consolidated audited financial statements for the year ended May 31, 2002.

2. Future Operations

The Company has experienced a loss of $85,804 for the three-month period ended August 31, 2002 (2001 - $56,696), and, as at August 31, 2002 has a deficit of $5,048,063 (May 31, 2002 - $4,962,259) and a working capital deficiency of $65,637 (May 31, 2002 - $72,167 surplus). The future operations of the Company are dependant upon the continued support of its shareholders and on its ability to raise further equity capital to fund continued exploration activities.

3. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary company, Foch Electronics (Canada) Inc.

b) Capital Assets

Capital assets are recorded at cost. Amortization is provided for on a declining balance basis at the following annual rates:

Computer hardware	30%
Office equipment	20%

In the year of acquisition, the rate used is one-half of that shown above.

3. **Significant Accounting Policies** (cont'd)

c) Mineral Property Interests

The Company capitalizes the cost of mineral property interests acquired and defers exploration and development expenditures directly related to specific mineral property interests until such time as the extent of mineralization has been determined and mineral interests are either developed or the Company's mineral rights are allowed to elapse.

The cost of mineral claims and deferred costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse. Costs associated with reclamation are provided for as mining is carried out.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

d) Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of *The Handbook of the Canadian Institute of Chartered Accountants.* Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

e) Stock-based Compensation

No compensation expense is recognized when stock options are issued to directors and employees of the Company. Any consideration paid on exercise of stock options or purchase of shares is credited to share capital.

3. **Significant Accounting Policies** (cont'd)

f) Loss per Share

Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is calculated in accordance with treasury stock method and is calculated by dividing net earnings (loss) applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

g) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

4. **Financial Instruments**

The Company's financial instruments consist of cash, restricted cash, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

5. **Restricted Cash**

Restricted cash consists of cash raised by the Company through the issuance of flow-through shares (note 10 b)) for the sole purpose of funding exploration and development activities on the Company's mineral property interests (note 9). This cash is available for use upon demand of the Company.

6. **Prepaid Expenses and Deposit**

	August 31, 2002	May 31, 2002
Prepaid claim assessment filing fees (note 9 b))	$ 44,039	$ 44,039
Prepaid legal fees	10,000	10,000
Other items	4,559	3,184
	$ 58,598	$ 57,223

6. **Prepaid Expenses and Deposit** (cont'd)

"Other items" consist of miscellaneous prepaid items, as well as miscellaneous deposits.

"Prepaid legal fees" represents a retainer advanced to the Agent involved in the closing of the Company's May 2002 Short-Form Offering Document.

7. **Capital Assets**

					Net Book Value			
		Cost		Accumulated Amortization		August 31, 2002		May 31, 2002
Computer equipment	$	21,027	$	15,263	$	5,764	$	3,764
Office equipment		3,082		1,870		1,212		1,212
	$	24,109	$	17,133	$	6,976	$	4,976

8. **Exploration Advances**

Exploration advances consist of $300,000 in advances submitted to the Operator of the YANKEE Claims, Diamonds North Resources Ltd. ("Diamonds North"), in respect of the YANKEE Property 2002 work program. Although the required work has been performed on the YANKEE Claims, final invoicing has yet to be received from Diamonds North relating to the deferred exploration and development expenditures incurred during the three months ended August 31, 2002.

9. **Mineral Property Interests (see Schedules 1 and 2)**

		Acquisition Costs		Deferred Exploration Expenditures		Total August 31, 2002		Total May 31, 2002
CEO Claims	$	62,500	$	199,053	$	261,553	$	261,553
YANKEE Claims		47,000		316,747		363,737		363,737
	$	109,500	$	515,800	$	625,300	$	625,300

9. **Mineral Property Interests** (cont'd)

a) CEO Claims

The Company entered into an agreement dated December 20, 1995 with regard to the CEO, CEO 1, and CEO 2 Claims (the "Claims") located in the Northwest Territories, whereby an option was acquired to purchase an undivided 100% interest in the Claims subject to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 post-consolidation shares (issued) at a deemed price of $0.25, as well as work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the Claims. In addition, 12,500 shares will be issued upon TSX Venture Exchange acceptance of a future geological report recommending a further phase of exploration on the Claims.

The Company did not incur any resource property expenditures on the CEO Claims during the three-month period ended August 31, 2002.

b) YANKEE Claims

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 150,000 shares (all issued by July 26, 2001, 100,000 shares of which were issued during the year ended May 31, 2002) and incurring exploration expenses totalling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

9. **Mineral Property Interests** (cont'd)

b) YANKEE Claims (cont'd)

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 150,000 shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 69,764.5 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company now owns a 33 $^{1}/_{3}$ interest in the YANKEE Claims and has an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs by:

(i) incurring (or reimbursing Major General for) exploration expenses totalling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the YANKEE Claims, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses")(satisfied during the three-month period ended August 31, 2002); and

(ii) thereafter issuing an additional 50,000 shares in the capital of the Company to Major General upon TSX Venture Exchange acceptance of an engineering report recommending a further phase of exploration.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North, a company owned by Major General. Accordingly, the YANKEE Claims are currently owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

9. Mineral Property Interests (cont'd)

b) YANKEE Claims (cont'd)

If the Company acquires the additional 16 $^{2}/_{3}$% interest, both the Company and Diamonds North intend to have their future joint activities in respect of the YANKEE Claims governed by a joint venture agreement, the particulars of which have not been finalized to date.

During the year ended May 31, 2002, deferred exploration expenditures of $44,105 were incurred and acquisition costs of $25,000 were spent on the YANKEE Claims. Also, a refundable performance bond in the amount of $44,039 (note 6) was paid to the Nunavut Mining Recorder's Office in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing until October 2002. Furthermore, a total of $300,000 (note 8) has been advanced to Diamonds North to date ($50,000 of which was advanced during the three months ended August 31, 2002) as prepayment for the 2002 work and drill program on the YANKEE Claims.

At August 31, 2002, the Company had not yet received final invoicing from Diamonds North in respect of the 2002 Expenses incurred on the YANKEE Claims. Accordingly, the Company has not yet filed a work program report with the Mining Recorder's Office for assessment purposes and, therefore, is not aware of the amount of the performance bond required to be submitted to the Nunavut Mining Recorder's Office in order to maintain the YANKEE Claims in good standing until October 2003.

The Company has, however, advanced sufficient funds to Diamonds North at August 31, 2002 in order to perform the required exploration and development activity, as described in (i) above, in connection with its objective of earning a 50% interest in YANKEE Claims. The Company must still issue the required 50,000 common shares to Diamonds North, as described in (ii) above, before earning this interest.

10. Share Capital

a) Authorized:

100,000,000 common shares without par value.

b) Issued:

	Shares	Amount
Balance, May 31, 2001	5,498,684	$4,994,691
Issued during the year		
Corporate finance fee	275,000	41,250
Issuance of flow-through units	2,504,400	375,660
Issuance of non-flow-through units	2,030,266	304,540
Penalty	83,333	10,000
Private placement	2,413,288	303,000
Pursuant to a property acquisition agreement	100,000	25,000
Share subscriptions issued	595,238	-
Warrants exercised	350,000	52,500
Less: share issue costs	-	(191,939)
Balance, May 31, 2002 and August 31, 2002	13,850,209	$ 5,914,702

The Company did not issue any common shares during the three months ended August 31, 2002.

c) Share purchase warrants outstanding as at August 31, 2002 are as follows:

Number of Shares	Price per Share	Expiry Date
454,545	$0.15	January 11, 2003
59,090	$0.15	January 12, 2003
83,333	$0.16	February 12, 2003
833,333	$0.16	February 12, 2003
136,667	$0.19	April 11, 2003
4,534,666	$0.15	May 17, 2003
680,200	$0.15	May 17, 2003
23,077	$0.17	July 18, 2003
269,231	$0.17	July 18, 2003
333,333	$0.21	July 19, 2003
266,667	$0.21	July 20, 2003
107,692	$0.18	August 17, 2003
276,924	$0.18	August 17, 2003
1,136,364	$0.15	February 4, 2004

10. Share Capital (cont'd)

During the three months ended August 31, 2002, 595, 238 share purchase warrants of the Company expired unexercised.

d) As at August 31, 2002, there were 93,750 shares held in escrow. The release of these shares is subject to regulatory approval.

During the year ended May 31, 2002, the Company applied to the TSX Venture Exchange for acceptance of a time extension to the period in which these escrowed shares could be exercised. The exercise period of these escrowed shares was originally set to expire on June 2, 2002 as per the original Escrow Agreement dated July 18, 1996.

During the three months ended August 31, 2002, the Company was advised that that the TSX Venture Exchange had accepted, in principle, the Company's request for the above time extension, subject to shareholders' approval. In the event shareholders' approval is not granted, the escrowed shares shall be cancelled.

11. Stock Options

Stock options issued and outstanding are as follows:

	August 31, 2002		May 31, 2002	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	747,084	$ 0.15	532,793	$ 0.17
Options granted during the period	637,000	$ 0.15	214,291	$ 0.10
Options outstanding, end of period	1,384,084	$ 0.15	747,084	$ 0.15
Options exercisable at period-end (fully vested)	1,384,084		747,084	

The 1,384,084 stock options outstanding at August 31, 2002 expire as follows:

Number of Shares	Price per Share	Expiry Date
201,250	$ 0.20	November 19, 2004
266,543	$ 0.15	March 2, 2006
65,000	$ 0.15	May 10, 2006
214,291	$ 0.10	January 18, 2007
637,000	$ 0.15	June 5, 2007

11. Stock Options (cont'd)

At August 31, 2002, there was no formal plan for the provision of stock options to employees, directors, officers and consultants of the Company. However, the Company adopted a formal stock option plan subsequent to period-end (see note 15).

12. Income Taxes

The components of the future income tax assets are as follows:

		May 31,2002
Future income tax assets:		
Non-capital loss carry-forwards	$	1,512,699
Unused cumulative Canadian exploration and development expenses		598,352
		2,111,051
Less: Valuation allowance		(2,111,051)
	$	-

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

The non-capital losses are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire commencing 2003 through 2009. The exploration and development expenses can be carried-forward indefinitely.

13. Non-Cash Financing Activities

There were no non-cash financing activities during the three months ended August 31, 2002.

14. Related Party Transactions

(a) During the three months ended August 31, 2002, $15,000 (2001 - $15,000) was paid to a shareholder and president of the Company as remuneration.

In addition, other directors received a total of $3,750 (2001 - $1,703) from the Company as remuneration.

(b) As at August 31, 2002, there is a balance of $1,774 (May 31, 2002 – ($755)) due from (to) a director included in accounts receivable (payable).

15. Subsequent Event

Effective October 2, 2002, the Company has adopted a rolling stock option plan, reserving a maximum of 10% of the issued shares of the Company for issuance for purposes under the plan. The Company has received approval for implementation of this plan from the TSX Venture Exchange. This plan is still subject to shareholder approval.

16. Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

HAWKEYE
GOLD CORPORATION

BC FORM 51-901F

SCHEDULE B: Supplementary Information
SCHEDULE C: Management Discussion and Analysis

ISSUER DETAILS

For the First Quarter Ended:	August 31, 2002
Date of the Report:	October 23, 2002
Name of Issuer:	HAWKEYE GOLD INTERNATIONAL INC.
Issuers Address:	Suite 2701 – 1188 Quebec Street Vancouver, BC, Canada V6A 4B3
Issuer Phone Number:	(604) 878-1339
Issuer Fax Number:	(604) 688-3402
Issuer Email Address:	haw@hawkeyegold.com
Issuer Website Address:	www.hawkeyegold.com
Contact Person:	Greg Neeld
Contact Position:	President & CEO
Contact Phone Number:	(604) 878-1339
Contact Email Address:	greg@hawkeyegold.com

CERTIFICATE

The two attached schedules **(Schedule "B" and Schedule "C")** required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors of the Company. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Directors Name: Greg Neeld **Date Signed:** October 23, 2002

Directors Name: Maureen Keremidschieff **Date Signed:** October 23, 2002

HAWKEYE
GOLD CORPORATION

SCHEDULE B

SUPPLEMENTARY INFORMATION

FOR THE FIRST QUARTER ENDED AUGUST 31, 2002

---

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS

		3 Months Ended Aug 31, 2002	3 Months Ended Aug 31, 2001
a)	General and administrative expenses:	$85,804	$56,696
b)	Acquisition costs:	$NIL	$25,000
c)	Deferred exploration and development expenses:	$NIL	$44,105
d)	Write-down of abandoned properties:	$NIL	$NIL
e)	Exploration advances	$50,000 [1]	$NIL

(1) The Company has advanced a total of $300,000 to the Operator of the YANKEE Claims, Diamonds North Resources Ltd., in order to fund the required exploration and development activity on the YANKEE Claims, $50,000 of which was advanced during the current quarter. As the Company has not yet received final invoicing from the Operator, the advances submitted have not been reallocated to deferred exploration and development expenditures.

Please refer to the financial statements attached hereto for details.

2. RELATED PARTY TRANSACTIONS

a) During the three months ended August 31, 2002, $15,000 (2001 - $15,000) was paid to a shareholder and president of the Company as remuneration.

In addition, other directors received a total of $3,750 (2001 - $1,703) from the Company as remuneration.

b) As at August 31, 2002, there is a balance of $1,774 (May 31, 2002 – ($775)) due from (to) a director included in accounts receivable (payable).

3. DURING THE QUARTER UNDER REVIEW

(a) Summary of securities issued during the quarter under review ended August 31, 2002:

Security Type	Issue Date YY/MM/DD	Type of Issue	Price	Finder Fees	Securities Issued	Total Proceeds
N/A	N/A	N/A	N/A	N/A	NIL	$NIL
Total					NIL	$NIL

(b) Summary of options granted during quarter under review ended August 31, 2002:

Type of Option	Name of Insider	Exercise Price	Date Granted YY/MM/DD	Expiry Date YY/MM/DD	Number of Options
Consultant	George Poling	$0.15	June 5, 2002	June 5, 2007	70,000
Director	Andree Plourde	$0.15	June 5, 2002	June 5, 2007	16,000
Sr. Officer	K. Vincent Campbell	$0.15	June 5, 2002	June 5, 2007	70,000
Consultant	John D. Wong	$0.15	June 5, 2002	June 5, 2007	50,000
Employee	Robert Neeld	$0.15	June 5, 2002	June 5, 2007	95,000
Director	Maureen Keremidschieff	$0.15	June 5, 2002	June 5, 2007	16,000
Director	John Fraser	$0.15	June 5, 2002	June 5, 2007	70,000
Sr. Officer	Derek Huston	$0.15	June 5, 2002	June 5, 2007	250,000
Total					**637,000**

4. AS AT THE END OF THE FIRST QUARTER ENDED AUGUST 31, 2002

(a) Authorised capital: 100,000,000 common shares.

(b) Issued and Outstanding: 13,850,209 common shares.

(c) Summary of options outstanding as at the end of the quarter ended August 31, 2002:

Date Granted	Expiry Date	Exercise Price/Share	Number of Options	Exercise Value $
November 19, 1999	November 19, 2004	$0.20	201,250	$40,250
March 2, 2001	March 2, 2006	$0.15	266,543	$39,981
May 10, 2001	May 10, 2006	$0.15	65,000	$9,750
January 18, 2002	January 18, 2007	$0.10	214,291	$21,430
June 5, 2002	June 5, 2007	$0.15	637,000	$95,550
Total			**1,384,084**	**$206,961**

(d) Summary of warrants and other convertible securities outstanding at the end of the quarter ended August 31, 2002:

Type of Convertible Security	Expiry Date	Exercise Price/Share	Number of Securities	Exercise Value $
Private Placement Warrants	Jan 11, 2003	$0.15	454,545	$68,182
Private Placement Warrants	Jan 12, 2003	$0.15	59,090	$8,863
Private Placement Warrants	Feb 12, 2003	$0.16	83,333	$13,333
Private Placement Warrants	Feb 12, 2003	$0.16	833,333	$133,333
Private Placement Warrants	Apr 11, 2003	$0.19	136,667	$25,967
Trading Warrants	May 17, 2003	$0.15	4,534,666	$680,200
Broker Warrants	May 17, 2003	$0.15	680,200	$102,030
Private Placement Warrants	Jul 18, 2003	$0.17	23,077	$3,923
Private Placement Warrants	Jul 18, 2003	$0.17	269,231	$45,769
Private Placement Warrants	Jul 19, 2003	$0.21	333,333	$70,000
Private Placement Warrants	Jul 20, 2003	$0.21	266,667	$56,000
Private Placement Warrants	Aug 17, 2003	$0.18	276,924	$49,846
Private Placement Warrants	Aug 17, 2003	$0.18	107,692	$19,385
Private Placement Warrants	Feb 4, 2004	$0.15	1,136,364	$170,455
Total			**9,195,122**	**$1,447,286**

During the quarter under review, 595,238 share purchase warrants of the Company expired, unexercised.

(e) Total number of shares in escrow: 93,750

Please refer to Note 10 d) of the Notes to our Consolidated Financial Statements for the quarter ended August 31, 2002 for further details relating to the above escrow shares.

5. DIRECTORS AND OFFICERS

The Company's Directors are:

Greg Neeld, John R. Fraser (P.Geo.), Andree Plourde, Maureen Keremidschieff.

The Company's Officers are:

Greg Neeld, John R. Fraser (P.Geo.), K. Vincent Campbell (P.Geo.).

HAWKEYE

GOLD CORPORATION

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE FIRST QUARTER ENDED AUGUST 31, 2002

TSX Venture Exchange Listed - HGO
12g3-2(b):82-2435
Standard & Poor's Corporate Records
CUSIP NO : 42016T 10 0

This management discussion addresses issues that affected HAWKEYE GOLD INTERNATIONAL INC. (the "Company" (the "Issuer") or ("HAWKEYE")) during its first quarter June 1, 2002 to August 31, 2002 (the "first quarter") and, when applicable, material changes that impacted the Company subsequent to its first quarter and to the date of this report, October 23, 2002 (the "post quarter review period").

1. DESCRIPTION OF BUSINESS

HAWKEYE GOLD INTERNATIONAL INC. is incorporated under the laws of the Province of British Columbia and is based in Vancouver, British Columbia, Canada. HAWKEYE is listed on the TSX Venture Exchange (the "TSX") (formerly the "Canadian Venture Exchange" or "CDNX")) trading under the symbol HGO. Its principal business activities include the exploration for and the development of natural resource properties. We own options to purchase varying interests in one base and precious metal property known as the CEO Claims and a diamond property known as the YANKEE Property. The CEO Claims are located in the Northwest Territories, Canada and the YANKEE Diamond Property is located on Victoria Island, Nunuvat, Canada.

HAWKEYE is considered to be a development stage company.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

(A) OPERATIONS

YANKEE PROPERTY

-"Homerun Project" - Victoria Island Diamond Play

By an arm's length agreement (the "YANKEE Option Agreement") dated June 14, 1999 and amended February 26, 2001 and April 17, 2001, the Company was granted an option (the "Initial YANKEE Option") by Major General to earn a 33 $^{1}/_{3}$% interest in 38 mineral claims comprising approximately 90,682 acres (36,698 hectares) (the "Original Claim Block") by paying staking costs of $54,159, (fully paid by August 3, 2000) issuing a total of 150,000 shares (all issued by July 26, 2001, 100,000 shares of which were issued during the year ended May 31, 2002) and incurring exploration expenses totalling $200,000 on or before August 1, 2001. Also, as part of this agreement, the Company is required to pay a

management fee to Major General in the amount of 10% of the exploration expenditures incurred as compensation for its exploration management services.

The Company did not incur all of the exploration expenses required to maintain the entire Original Claim Block in good standing past October 14, 2001. However, it paid the staking costs and issued the required 150,000 shares, and by virtue of the payments made and expenses incurred pursuant to the YANKEE Option Agreement, the Initial YANKEE Option was agreed by Major General to have been exercised on July 28, 2001. Between August 2001 and February 22, 2002, Major General and the Company carried on discussions which resulted in the YANKEE Option Agreement being amended to recognize a reduction in the number of claims held by Major General from 38 claims comprising 90,683 acres to 26 claims comprising 69,764.5 acres, and a corresponding reduction in the Company's obligations under the YANKEE Option Agreement such that the Company now owns a 33 $^{1}/_{3}$ interest in the YANKEE Claims and has an option (the "Second YANKEE Option") under the YANKEE Option Agreement to increase its interest in the YANKEE Claims from 33 $^{1}/_{3}$% to 50% and to become the operator in respect of future work programs by:

(i) incurring (or reimbursing Major General for) exploration expenses totalling $224,105 by September 30, 2002, as required to satisfy 2002 work / assessment requirements of Nunavut on the YANKEE Claims, plus filing fees and an $18,000 (10%) management fee to Major General (collectively the "2002 Expenses")(satisfied during the three-month period ended August 31, 2002); and

(ii) thereafter issuing an additional 50,000 shares in the capital of the Company to Major General upon TSX Venture Exchange acceptance of an engineering report recommending a further phase of exploration.

During the first quarter ended August 31, 2002, the Issuer completed the necessary work requirements as described in Section (i) above in connection with its objective of earning a 50% interest in the YANKEE Claims. The Company must still issue the required 50,000 common shares to Diamonds North as described in Section (ii) above before earning this interest.

Pursuant to the terms of the YANKEE Option Agreement, Diamonds North is the operator in respect of all exploration activities conducted on the YANKEE Claims. The Company and Diamonds North have no directors in common and there is no relationship between the Company and Diamonds North other than the contractual relationship based on the YANKEE Option Agreement.

If the Company acquires the additional 16 $^{2}/_{3}$% interest, it will become the operator for the YANKEE Claims and at that point in time, both the Company and Diamonds North intend to have their future joint activities in respect of the YANKEE Claims governed by a joint venture agreement, the particulars of which have not been finalized to date.

During the year ended May 31, 2002, Major General transferred all of its ownership interest in the YANKEE Claims to Diamonds North Resources Ltd. ("Diamonds North"), a company owned by Major General. Accordingly, the YANKEE Claims are currently owned as to 33 $^{1}/_{3}$% by the Company and as to 66 $^{2}/_{3}$% by Diamonds North, subject in the case of Diamonds North to the Second YANKEE Option.

During the Issuer's recently completed fiscal year ended May 31, 2002, in connection with the above mentioned reduction in the YANKEE Property from 38 claims to 26 claims, a refundable performance bond in the amount of $44,039 was paid to the Nunavut Mining Recorder's Office in respect of claim assessment filing fees in order to keep the YANKEE Claims in good standing until October 2002. Due to the fact that our 2002 work and drill program was performed only over the top 1/3 portion of the

YANKEE Property, the Issuer may only receive a credit of approximately $2,500 from the Nunavut Mining Recorder's office. In addition, the Company may have to post another bond to keep the YANKEE Claims in good standing with the Mining Recorder's Office until October 2003. As at the date of this report, the Issuer has not received final invoicing from Diamonds North for the YANKEE Property 2002 work program and has not filed a work program report with the Mining Recorders Office for assessment purposes and, therefore, does not know the total amount of dollars that would have to be posted with the Mining Recorders Office to protect the Claims for another year.

As discussed above, during the first quarter ended August 31, 2002, using net proceeds from the Company's Short Form Offering Document (SFOD) which was completed during the Issuer's recently completed fiscal year on May 17, 2002 (please refer to Section 3 (Financings, Principal Purposes and Milestones) hereunder for complete details regarding the SFOD and subsequent use of proceeds), the Issuer completed detailed ground geophysical surveys in early June 2002 over three lake based targets (I16, I16 west and A5 south) and one land based target (PAR 14) in preparation for its drill program to test these anomalies which are located in the northern top third of the YANKEE Property. Drilling commenced in mid-June and was completed by the first week of July 2002. HAWKEYE drilled four holes totaling 625 metres to test the I16, I16 West, A5 South and PAR 14 geophysical anomalies. Two of the three lake based targets, which are magnetic highs, were drilled before ice breakup. The third hole (A5 South) was incomplete due to deteriorating ice conditions and was terminated approximately 50 metres short of its intended target, which is a magnetic low anomaly. None of the holes encountered kimberlite. Character samples of core from each hole were collected and forwarded to a laboratory for petrographic and chemical analysis. There were no encouraging results from these tests.

Due to the disappointing results of the YANKEE Property drill program, management is considering various options available to the Issuer which include further work programs for the YANKEE Property, increasing its land package on Victoria Island and acquiring other diamond and gold properties within North America.

During the quarter under review, June 1, 2002 to August 31, 2002, the Company advanced $50,000 to Diamonds North with respect to the exploration and development activity incurred on the YANKEE Claims, increasing the total funds advanced to Diamonds North at August 31, 2002 to $300,000. As discussed above, the Company has not yet received final invoicing from Diamonds North with respect to the YANKEE Property 2002 work program. Accordingly, the advances submitted have not been reallocated to deferred exploration and development expenditures. In consideration of advances not allocated to the YANKEE Property, a total of $316,747 in exploration expenditures (excluding acquisition costs) has been allocated to the property at August 31, 2002. During the comparative period of the prior year, the Company incurred $44,105 on the YANKEE Property in connection with the abovementioned ground magnetic surveys and drilling program, increasing the total deferred exploration and development expenditures to $316,747 at August 31, 2001.

CEO CLAIMS

The CEO, CEO 1 and CEO 2 Claims which are being explored for gold straddle the Snare River, near Camp Lake, approximately 140 kilometers northwest of Yellowknife, Northwest Territories, Canada. By an Agreement dated December 20, 1995 the Company acquired an option to purchase an undivided 100% interest in the claims subject only to a 2.0% Net Smelter Return royalty. Consideration for the acquisition was an initial payment of $25,000 (paid) and 12,500 shares (issued) as well as minimum work commitments of $75,000 over a two year period (completed). As part of the agreement, 25,000 shares were issued during 1999 subsequent to TSX Venture Exchange approval of an engineering report recommending a further phase of exploration on the claims. HAWKEYE must issue an additional 12,500 shares upon TSX Venture

Exchange acceptance of a future geological report recommending a further phase of exploration on the claims to earn its 100% interest.

During the quarter under review there were no exploration expenditures or acquisition costs incurred on the CEO Claims. As at August 31, 2002 and August 31, 2001 deferred exploration expenditures incurred on the property totaled $199,053 (excluding acquisition costs).

(B) FINANCIAL INFORMATION

During the quarter under review the Company did not generate any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources and does not generate sales from production or incur any related cost of sales. For the three-month period from June 1, 2002 to August 31, 2002 the Company posted an operating and total loss of $85,804 or an operating and total loss of $0.01 per share compared to an operating and total loss of $56,696 or $0.01 per share for the corresponding period in 2001. In comparison, for the three-month period from March 1, 2002 to May 31, 2002 the Company posted an operating and total loss of $78,515 or an operating and total loss of $0.03 per share compared to an operating loss of $42,713 or $0.01 per share and a total loss of $441,984 or $0.09 per share, due to the write-down of the TRI and REBA mineral claims, for the corresponding period in 2001. As previously stated, the Company incurred operating losses totaling $85,804 during its first quarter increasing its deficit from $4,962,259 at the beginning of the period to $5,048,063 at the end of the first quarter of fiscal 2003 in comparison to a deficit of $4,740,507 at the end of first quarter of fiscal 2002.

Exploration advances consist of $300,000 in advances submitted to Diamonds North in respect of the YANKEE Property 2002 work program, as described in Section 2 (A) above. Although the required work has been performed on the YANKEE Claims, final invoicing has yet to be received from Diamonds North relating to the deferred exploration and development expenditures incurred during the three months ended August 31, 2002.

On July 4, 2002, 595,238 share purchase warrants expired, unexercised.

(C) EXPENDITURES

During the Company's first quarter general and administrative (G/A) expenditures totaled $85,804 in comparison to expenditures totaling $56,696 for the same period in 2001. These figures compare to $78,515 in administration expenses incurred during the fourth quarter of fiscal 2002 and $42,713 in the fourth quarter of the prior fiscal year. Year to date general and administrative expenses ended August 31, 2002 totaled $85,804 compared to $56,696 for the same period in 2001. Material expenditures (greater than 20% of total expenses) incurred during the quarter under review totaled $27,720 representing salaries and benefits paid. Please refer to the Expenses category in the "Consolidated Statement of Loss and Deficit" section of the financial statements attached hereto for a detailed breakdown of all expenses.

(D) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTIES

During the three month period ended August 31, 2002 and during the same period in the previous year the Company did not write off any deferred resource property expenditures. In comparison, during the previous three month period from March 1, 2002 to May 31, 2002 the Issuer wrote off a total of $NIL in deferred resource property expenditures compared to a total of $399,271 for the same period in the previous year in connection with the Issuer's TRI and REBA claims, which were located 140 kilometres northwest of Yellowknife, Canada, lapsing.

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during its first quarter ended August 31, 2002. During the same period in 2001, the Company fulfilled its obligation to Major General by issuing the required 100,000 common shares (2nd and 3rd tranches) on July 16, 2001 and paying the required $200,000 to Major General with respect to satisfying the conditions necessary to earn its 33 1/3% interest in the YANKEE claims.

With respect to the aforementioned issuance of 100,000 common shares to Major General, a value of $25,000 was assigned as acquisition costs incurred during fiscal 2002 (2001 - $NIL).

(E) DEFERRED EXPLORATION EXPENDITURES

No deferred exploration and development expenditures were recorded during the three months ended August 31, 2002. However, as described in Section 2 (A) above, $300,000 in advances have been submitted to Diamonds North on account of the YANKEE Property 2002 work program. Pending receipt of final invoicing from Diamonds North, the advances submitted have not been reallocated to deferred exploration and development expenditures.

Deferred exploration and development expenditures incurred by the Company totaled $44,105 during the first quarter of fiscal 2002. In comparison, $NIL in exploration and development expenditures were incurred during the fourth quarter of fiscal 2002 and $155,027 during the fourth quarter of fiscal 2001. The Company wrote-off $NIL in deferred expenditures relating to the abandonment of resource properties during the first quarter of fiscal 2003, compared to $NIL in the same period in fiscal 2002.

The $44,105 in deferred resource property expenditures (discussed above) incurred during the first quarter, June 1, 2001 to August 31, 2001, is directly related to exploration expenditures on the YANKEE Property. Material expenditures (greater than 20% of expenditures) incurred on the property during this period consisted of $16,025 for air transport, $8,426 contractors and $6,251 for management fees in connection with the detailed ground magnetic survey completed over three land based kimberlitic targets. Refer to the "Consolidated Schedule of Deferred Resource Property Expenditures" – Schedule 1 - in the management prepared consolidated financial statements attached hereto for a detailed breakdown for all expenditures incurred on the YANKEE Property during the quarter under review.

(F) TRANSACTIONS WITH RELATED PARTIES

During the first quarter ended August 31, 2002, $ 15,000 for wages (2001 - $15,000) was paid to a shareholder and president of the Company as remuneration. As at August 31, 2002, there is a balance of $1,774 (May 31, 2002 ($755)) due from (to) a director included in accounts receivable (payable). In addition other directors received a total of $3,750 (2001 - $1,703) from the Company as remuneration.

(G) INVESTOR RELATIONS

HAWKEYE provides our shareholders and the investment community with a toll-free telephone number and a web site to contact the Company for corporate information and updates. Investor relation activities undertaken by the Company generally consists of a) attending Trade and Investment conferences; b) revisions to our web site and; c) communication to the investment community through personal and electronic means.

(H) TRANSACTIONS REQUIRING REGULATORY APPROVAL

During the Issuer's first quarter under review, June 1, 2002 to August 31, 2002, the following transactions required regulatory approval:

(i) On June 6, 2002 the TSX Venture Exchange advised the Issuer that it had accepted, in principle, the Company's request for an extension in time in which to exercise 93,750 escrowed shares. These escrowed shares are now governed by a new Escrow Agreement Surplus Security dated May 31, 2002 and are subject to shareholders' approval at the Issuer's upcoming Annual General Meeting to be held in Vancouver, BC, Canada on November 15, 2002. In the event shareholders' approval is not granted, the escrowed shares will be cancelled.

(ii) On June 6, 2002, the Company announced that it had granted 637,000 stock options to certain employees, directors, officers and consultants of the Company at an exercise price of $0.15 per share. These stock options expire on June 5, 2007. The Issuer received TSX Venture Exchange approval for these options on June 12, 2002.

There were no other transactions requiring regulatory approval during the Issuer's first quarter ended August 31, 2002 other than as abovementioned.

(I) MANAGEMENT CHANGES

Effective June 5, 2002, Mr. Derek A. Huston joined the management team of the Issuer to act as Vice President, Corporate Finance. Mr. Huston has over 15 years of business experience dealing with public companies. During his career he has served as a member of the Board of Directors and has been instrumental in raising significant capital for these companies. HAWKEYE would like to take this opportunity to welcome Mr. Huston aboard.

Other than the above, there were no other management changes during the Issuer's first quarter under review.

Below is a summary of HAWKEYE's management team:

Greg Neeld, President & CEO, Mr. Neeld brings 20 years of business experience and knowledge in both the private and public sectors to HAWKEYE's management team. His business career includes successful ventures in manufacturing and distribution, consumer electronics, food and beverage, commercialization of a family patented protective head device for hockey players and investment in the resource industry. This was concurrent to a 10-year professional hockey career. Mr. Neeld has raised significant capital for both private and public companies. He specializes in corporate structure, mergers and acquisitions, targeting and retaining industry management and marketing teams and promotion to the investment community. Mr. Neeld will use his experience in the public market and financial community to bring HAWKEYE to the forefront of the mining industry.

Mr. K.Vincent Campbell, Ph.D., P.Geo, F.G.A.C., Mr. Campbell is V.P. Exploration for the Company and is a professional geologist with over 30 years experience in North America and overseas specializing in structural and metamorphic geology, remote sensing and exploration targeting. Mr. Campbell has had extensive experience with various types of deposits and their exploration such as: placer gold, clastic-hosted gold, turbidite-hosted vein and shear zone gold deposits, porphyry copper, skarn deposits, and epithermal gold and silver deposits. In his career Mr. Campbell has worked for and or consulted for the Geological Survey of Canada, Chevron Minerals Ltd., Diamond Fields Resources Ltd., Inco Gold Co., Noranda Exploration Co. Ltd., and Placer Dome.

Mr. John R. Fraser, P.Geo., Mr. Fraser has been associated with the mining industry for over 30 years including seven years as Senior Geologist for **Bow Valley Industries ltd** and 15 years with **Noranda Exploration Co. Ltd.** culminating as Noranda's Exploration Manager for Central Canada. His search for base and precious metals, uranium and diamonds has taken Mr. Fraser throughout Canada, USA, Mexico,

Argentina, South Africa and Namibia and Finland. These efforts have resulted in the discovery of the Tundra gold deposit in the Northwest Territories (one of the largest undeveloped gold deposits in Canada), a gold deposit in Nevada that was placed into production by Santa Fe Pacific Gold Corporation and a uranium deposit in Saskatchewan and several diamondiferous kimberlites in the Northwest Territories.

Mr. Fraser holds a Bachelor of Science degree in Geophysics and a Masters of Science degree in Geology from the university of British Columbia. He is registered as a professional Geoscientist with the Association of Professional Engineers and Geoscientists of British Columbia and as a Professional Geologist with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories.

Dr. George Poling, Advisor to the Board, Dr. George W. Poling agreed to join the Company's management team to act as a advisor to the Board of Directors in the capacity of Senior Consulting Engineer. Dr. Poling, a long time Board Member of Dia Met Minerals Ltd., served as a Director of Dia Met from 1987 until it was bought-out by BHPBilliton in 2001. He is Professor emeritus and former Head of the Department of Mining and Mineral Process Engineering at the University of British Columbia, where he taught from 1968 until he retired in 1997. He was also Research Coordinator for the B.C. Mining Association. Dr. Poling holds a Bachelor of Science in Mining and Metallurgical Engineering and a Ph.D. in Mineral Process Engineering, both from the University of Alberta. He is one of Canada's leading experts in the mineral processing and environmental management of mining operations. Dr. Poling is a Senior Vice-President of Rescan Environmental Services Ltd.

3. FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

During the Issuer's fourth quarter ended May 31, 2002, the Company announced on April 25, 2002 that it intended to carry out a public offering (the "Offering") to raise a minimum of $600,000 and a maximum of $1,000,000 through the sale of flow-through and non-flow-through units at $0.15 per unit by way of a Short Form Offering Document (the "SFOD") in accordance with TSX Venture Exchange Policy 4.6.

On May 22, 2002, the Issuer announced that it had closed its SFOD financing raising slightly more than its minimum offering. The Offering qualified for distribution of 4,534,666 Units at a price of $0.15 per share raising the Company gross proceeds of $680,200 (Cdn.) and net proceeds of $603,153 (Cdn.) after payment of expenses and commission to the Company's agent Canaccord Capital Corporation (the "Agent"). Each unit consists of one common share and one *trading* common share purchase warrant. 2,504,400 of the units qualify as flow-through units and 2,030,266 of the units are non-flow-through units. Each *trading* warrant can be exercised to acquire one additional common share which is not a flow-through share at an exercise price of $0.15 on or before May 17, 2003. Effective at the opening of the TSX Venture Exchange on May 28, 2002, the 4,534,666 non-flow-through warrants commenced trading on the TSX Venture Exchange under the symbol HGO.WT.

The Issuer's Agent received a 9% sales commission, 275,000 common shares in the capital of the Company for corporate finance services and Agent's Warrants to purchase up to 680,200 common shares in the capital of the Company at a price of $0.15 per share exercisable on or before May 17, 2003.

The following table summarizes the principal purposes (column 1) for the minimum offering (column 2) of the non-flow-through and flow-through units as disclosed in the Issuer's SFOD dated May 3, 2002 and compares these figures to the intended and actual allocations of these funds by the Company subsequent to the financing and more particularly during its first quarter under review, June 1, 2002 to August 31, 2002 and to the date of this report, October 23, 2002 (column 3):

Use of Net Proceeds from Non-Flow-Through Units	Minimum Offering (as per SFOD)	Actual Allocation of Non-Flow-Through Funds
To pay the costs of the Offering	$15,000	$64,229
To pay the Agent's administration fee	$5,375	$5,000
To pay existing indebtedness of the Company	$75,625	$125,000
To fund Phase I of the 2002 Yankee Property program	nil	nil
To fund Phase II of the 2002 Yankee Property program	nil	nil
General working capital	$90,000	$49,093
Subtotals	$186,000	$243,322

Use of Net Proceeds from Flow-Through Units	Minimum Offering (as per SFOD)	Intended Allocation of Flow-Through Funds (1)
To fund Phase I of the 2002 Yankee Property program	$290,000	$315,000
To fund Phase II of the 2002 Yankee Property program	nil	nil
To pay Diamonds North's management fee for 2002	$29,000	$31,500
To fund future exploration (reserve)	$41,000	$29,160
Subtotals	$360,000	$375,660

Totals (2)	$546,000	$618,982

(1) Management has estimated these amounts based on preliminary invoices received from Diamonds North due to the fact that the final allocations have not yet been determined.

(2) The estimated commission of $54,000 payable to the Agent upon completion of the $600,000 gross minimum offering has been excluded from the above table. The actual commission paid to the Agent, also excluded from the above table, was $61,218, representing 9% of the actual gross proceeds raised of $680,200.

As mentioned above, the Company raised slightly more than its minimum offering. As such, the actual expenditures will not match the expected expenditures. However, the expenditures expected to have been incurred subsequent to the minimum offering, rather than from the maximum offering, have been disclosed above for comparability reasons.

The following discussion provides an overview of the reasons for material variances, as outlined in the above table, between the expected expenditure allocations as disclosed in the Issuer's SFOD and the actual expenditure allocations with respect to the funds raised from the issuance of non-flow-through shares:

Actual offering costs incurred by the Company were higher than expected due to the more time-consuming and extensive work undertaken by the Company and regulatory authorities in the preparation of the aforementioned SFOD. This is in part attributed to the increased disclosure requirements that are necessary as a result of tightened securities laws and increased investor scrutiny in the current marketplace. Also, management decided that it was more advantageous to pay down a larger proportion of the Company's existing indebtedness than it had originally intended to as the rates of return on short-term investments were not very attractive. As a result of the latter two items, less funds were left over for general working capital purposes.

With respect to the funds raised from the issuance of flow-through units, the finalized actual expenditures have not yet been determined, as explained in footnote 1 to the table above.

4. SUBSEQUENT EVENTS

The following is a disclosure of material events that affected your Company subsequent to its quarter under review and to the date of this report, October 23, 2002 (the "post quarter review period"):

(A) OPERATIONS

YANKEE Property

During the post quarter review period the Company did not perform any work programs or incur deferred resource expenses on the YANKEE property.

(B) ACQUISITION OR ABANDONMENT OF RESOURCE PROPERTY

The Company did not acquire an interest in any additional resource properties, nor did it abandon any of its existing resource properties during the post quarter review period.

(C) TRANSACTIONS REQUIRING REGULATORY APPROVAL

On October 18, 2002, the Company received approval from the TSX Venture Exchange for the implementation of a rolling stock option plan in which a maximum of 10% of the issued shares of the Company are reserved for issuance purposes under the plan. This plan is still subject to shareholder approval.

(D) MANAGEMENT CHANGES

The Issuer did not under go any management changes during its post quarter review period.

(E) FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

The Company did not raise any funds for its treasury during the post quarter review period.

(F) CAPITALIZATION

The following is a snapshot of the Company's capitalization presented on a fully diluted basis as at the date of this report, October 23, 2002, in comparison to the end of the quarter under review ended August 31, 2002:

Issued and Outstanding:	13,850,209	Common Shares:	(13,850,209 at Aug 31, 2002)
Convertible Securities	9,195,122	Share Purchase Warrants:	(9,195,122 at Aug 31, 2002)
Options Outstanding:	1,384,084	Director/Employee Options:	(1,384,084 at Aug 31, 2002)

Fully Diluted October 23, 2002: 24,429,415 **(24,429,415 at August 31, 2002)**

(G) SHARE CONSOLIDATION AND NAME CHANGE

The authorized capital of the Company currently consists of 100,000,000 common shares without par value. At the Issuer's upcoming Annual General Meeting (AGM), to be held in Vancouver, B.C., Canada on November 15, 2002, management is recommending to our shareholders that they approve a special

resolution to consolidate the Company's shares on the basis of up to four pre-consolidation shares for each post-consolidation share, and thereafter increase the authorized capital so that it is again 100,000,000 common shares. The TSX Venture Exchange will require the Company to change its name to avoid confusion among investors following any consolidation. Accordingly, management recommends that our shareholders pass a special resolution approving a change of name of the Company to "HAWKEYE Gold and Diamonds Corporation" or such other name as the directors may select. Finally, to ensure that the Company does not unnecessarily proceed with the proposed consolidation and name change, management recommends that the directors be authorized by special resolution to abandon or postpone processing of the consolidation and name change if they determine that it is in the best interests of the Company to abandon or postpone the same. For detailed information regarding all matters to be brought forward and voted upon at our Annual General Meeting (AGM) please read the Issuer's AGM material which includes the Directors' Report, Notice of Meeting, Information Circular, Audited Consolidated Financial Statements and Notes and Schedule B and C which have been forwarded to our shareholders via mail. If you do not receive this AGM material feel free to contact us though any of the methods listed at the bottom of this report and we will do our very best to forward you a copy prior to the AGM meeting date, or go to www.sedar.com to download the AGM material.

5. LIQUIDITY AND SOLVENCY

During the three month period ended August 31, 2002 approximately 2,066,039 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange (TSX) (formerly the Canadian Venture Exchange (CDNX)) under the Issuer's trading symbol HGO. In comparison, a total of 848,839 shares were traded during the same period for the previous year. During the quarter ended August 31, 2002 your shares traded as high as $0.15 and as low as $0.01 in comparison to a high of $0.28 and a low of $0.13 during the comparative period ended August 31, 2001.

Subsequent to the Issuer's most recent year end, May 31, 2002, and to the date of this report, October 23, 2002, 3,182,789 shares in the capital of your Company traded through the facilities of the TSX Venture Exchange in comparison to 1,008,039 shares during the same period of the previous year. During this period of 2002 the Issuer's shares traded as high as $0.15 and as low as $0.01 compared to a high of $0.28 and a low of $0.10 during the same period in 2001. The Issuer's shares closed at a price of $0.03 on the date of this report, October 23, 2002, compared to $0.16 on October 23, 2001.

As discussed above, the Company has experienced a loss of $85,804 for the first quarter ended August 31, 2002 (2001 - $56,696), and, as at August 31, 2002 has a deficit of $5,048,063 (May 31, 2002 - $4,962,259) and a working capital deficiency of $65,637 in comparison to a working capital surplus of $72,167 as at May 31, 2002. The future operations of the Company are dependent upon the continued support of our shareholders and the investment community and management's ability to continue to raise further capital to fund the Issuer's future operations, working capital requirements and work programs for its mineral properties through the issuance of equity via private and public non-brokered and brokered financing opportunities.

In conclusion, due to the disappointing results of the YANKEE Property, the Issuer is currently in a regrouping mode. The Company's short term plan is to; a) evaluate the potential of the YANKEE Property for continued work programs in 2003; b) acquire additional property on Victoria Island as well as other diamond and gold properties within North America; c) propose a name change and a consolidation of the Company's share capital to our shareholders at our upcoming Annual General Meeting as discussed above; and d) arrange for a brokered financing to be completed sometime in the latter part of 2002 or early 2003. Throughout the first quarter and post quarter review period, the Issuer has been in discussions with Diamonds North for property acquisitions on Victoria Island and has also

had discussions with other vendors of diamond and gold properties for acquisitions within North America. During the post quarter review period, the Issuer has also had discussions with a brokerage house to arrange for a financing which could be completed in the latter part of 2002 or early 2003. As at the date of this report, October 23, 2002, no arrangements for property acquisitions or financings had been finalized, however, if and when they are, the Issuer will make this news available to our shareholders and the investment community via standard dissemination channels.

We would like to take this opportunity to thank our valued shareholders and to let you know that we appreciated your loyalty and patience during the past year and to point out that, even though drilling results from the YANKEE Property were disappointing, the Company is aggressively moving forward with regards to assessing possible future work programs for the property and acquiring new diamond and gold projects within North America and possibly restructuring the affairs of the Company to place it on solid footing for future financings and enhancing shareholder value.

If you have any questions feel free to contact us through any of the methods below:

Toll Free: 1-800-665-3624 (North America)
Vancouver (604) 878-1339
Facsimile: (604) 688-3402
E-mail: haw@hawkeyegold.com
Web Site: www.hawkeyegold.com

ON BEHALF OF THE BOARD OF DIRECTORS OF HAWKEYE GOLD INTERNATIONAL INC.

Greg Neeld
President & C.E.O.

DATED: **October 23, 2002**

HAWKEYE

GOLD CORPORATION

"HAWKEYE is committed to building shareholder value through prudent and strategic worldwide investments in low-cost, high potential mineral opportunities"

HAWKEYE GOLD INTERNATIONAL INC.
Suite 2701 – 1188 Quebec Street, Vancouver, B.C., Canada V6A 4B3
Ph: (604) 878-1339 • Fax: (604) 688-3402 • Corporate Communications: 1-800-665-3624 • Internet: www. hawkeyegold.com

TSX VENTURE EXCHANGE - HGO